UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

PeopleSupport, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

712714302

(CUSIP Number)

GEORGE LAU, c/o GALLEON, 590 MADISON AVENUE, 34th FLOOR, NY, NY 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 712714302

1.	Names of Reporting Persons Galleon Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,245,216

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,245,216

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,245,216

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 15.34%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 712714302

1.	Names of Reporting Persons Galleon Technology Offshore, LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,565,369

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,565,369

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,565,369

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 7.40%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 712714302

1.	Names of Reporting Persons Galleon International Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 150,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 150,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0.71%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 712714302

1.	Names of Reporting Persons Galleon Special Opportunities Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,162,386

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,162,386

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,162,386

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 10.22%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 712714302

1.	Names of Reporting Persons Galleon Special Opportunities Master Fund, SPC Ltd. – Galleon Crossover Segregated Portfolio

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,162,386

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,162,386

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,162,386

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.22%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 712714302

1.	Names of Reporting Persons Raj Rajaratnam

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,557,602

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,557,602

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,557,602

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 26.27%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 7 amends and supplements the Schedule 13D filed on August 9, 2007, as amended and restated on August 21, 2007 and August 22, 2007 (the “August 22 Filing”), and as amended and supplemented on September 25, 2007 (the “September Filing”), November 5, 2007 (the “November Filing”), December 5, 2007 (the “December Filing”), and March 3, 2008 (the “March Filing”).  Information reported in the August 22 Filing, as amended and supplemented by the September Filing, the November Filing, the December Filing, and the March Filing, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 7.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D entitled “Security and Issuer” is hereby amended and restated in its entirety to read as follows:

This Statement on Schedule 13D relates to shares (the “Shares”) of the common stock, par value $0.001 per share (“Common Stock”), of PeopleSupport, Inc., a Delaware corporation (the “Issuer”), acquired by private investment funds (collectively, the “Funds”) managed by Galleon Management, L.P., Galleon International Management, LLC, and Galleon Special Opportunities Management, LLC (collectively, “Galleon”). One of the funds, Galleon Technology Offshore, Ltd., a private investment fund that is managed by Galleon Management, L.P., is the holder of 7.40% of the outstanding Common Stock. Another of the funds, Galleon Special Opportunities Master Fund, SPC Ltd. – Galleon Crossover Segregated Portfolio, a private investment fund that is managed by Galleon Special Opportunities Management, LLC, is the holder of 10.22% of the outstanding Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D entitled “Interest in Securities of the Issuer” is hereby amended and restated in its entirety to read as follows:

(a)-(b) As of the date of this filing, Galleon Management, L.P., Galleon International Management, LLC, and Galleon Special Opportunities Management, LLC are the indirect beneficial owners of an aggregate of 5,557,602 Shares, which constitutes 26.27% ownership of the 21,151,789 shares of Common Stock (the “Reported Number”) reported by the Issuer as outstanding as of May 1, 2008. Galleon Management, L.P. indirectly beneficially owns 3,245,216 Shares (or 15.34% of the Common Stock), Galleon International Management, LLC indirectly beneficially owns 150,000 Shares (or less than 1% of the Common Stock), and Galleon Special Opportunities Management, LLC indirectly beneficially owns 2,162,386 Shares (or 10.22% of the Common Stock). In addition, 48.23% of the Shares beneficially owned by Galleon Management, L.P. (or 7.40% of the Common Stock) are held directly by Galleon Technology Offshore, Ltd. In addition, 100% of the Shares beneficially owned by Galleon Special Opportunities Management, LLC (or 10.22% of the Common Stock) are held directly by Galleon Special Opportunities Master Fund, SPC Ltd. – Galleon Crossover Segregated Portfolio. Each of Galleon Management, L.P., Galleon International Management, LLC, and Galleon Special Opportunities Management, LLC shares voting and dispositive power of the Shares beneficially owned by it with the Fund that directly holds such Shares and with Mr. Rajaratnam. By virtue of the capacities in which Mr. Rajaratnam functions as described in Item 2, he may be considered to indirectly beneficially own all Shares beneficially owned by Galleon Management, L.P., Galleon International Management, LLC, Galleon Special Opportunities Management, LLC, Galleon Technology Offshore, Ltd., and the other Funds.

All percentages of the Common Stock outstanding reported in this Schedule 13D are based on the Reported Number.

(c) Set forth in Exhibit A hereto are the transactions in the Shares during the past sixty days by Galleon Management, L.P., Galleon International Management, LLC, Galleon Special Opportunities Management, LLC., Galleon Technology Offshore, Ltd. and Galleon Special Opportunities Master Fund, SPC Ltd. – Galleon Crossover Segregated Portfolio.

Item 7.	Material to be Filed as Exhibits
Exhibit A of the September Filing is hereby supplemented as set forth in Exhibit A attached to this Amendment No. 7.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date:	May 29, 2008	Galleon Management, L.P.

		By:	Raj Rajaratnam*

		Title:	Managing Member of General Partner, Galleon Management, LLC

Date:	May 29, 2008	Galleon International Management, LLC

		By:	Raj Rajaratnam*

		Title:	Managing Member

Date:	May 29, 2008	Galleon Special Opportunities Management, LLC

		By:	Raj Rajaratnam*

		Title:	Managing Member

Date:	May 29, 2008	Galleon Technology Offshore, Ltd.

		By:	Raj Rajaratnam*

		Title:	Director

Date:	May 29, 2008	Galleon Special Opportunities Master Fund, SPC Ltd. – Galleon Crossover Segregated Portfolio

		By:	Raj Rajaratnam*

		Title:	Director

Date:	May 29, 2008	Raj Rajaratnam

		By:	Raj Rajaratnam*

		Title:	Self

/s/ George K. Lau
* By George K. Lau, attorney-in-fact

EXHIBIT INDEX

A.            Trading Information as required by Item 5(c)